Exhibit 99.8
CNBC India Q&A Session

INFOSYS TECHNOLOGIES LIMITED
CNBC INDIA QUESTION AND ANSWER SESSION
Q1 FY 11 RESULTS
July 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

B.G. Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Swaminathan D.
Infosys BPO –CEO

Pravin Rao
Infosys Technologies – Head – Retail

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Chandra Shekar Kakal
Infosys Technologies – Head -Enterprise Solutions and Member – Executive Council

INTERVIEWER

Udayan
CNBC

Udayan

Thanks very much for joining in. Kris, let me start with the good news, the 19% to 21% revenue guidance that you are holding out in dollar terms, what gives the confidence? Is it that you have seen 7% volume growth in the current quarter and you can extrapolate that to the rest of the year?

Kris Gopalakrishnan

Yes, our guidance is based on the feedback from our clients, the data we are getting from our clients. There is optimism about the prospects for offshore IT industry and that is what is giving us the confidence to increase the guidance. The last time we had more than 7% sequential volume growth was in second quarter of 2008. After that this is the first time we are getting 7% sequential growth. If you look at the large verticals like banking and financial services, retail, US, they have grown very well. Application maintenance as a service line has grown well. There are multiple growth engines which are driving this growth.

Udayan

We spoke to some global analysts who track your stock. They are happy with that revenue guidance. What they would like to see a bit more on was if you could have upped your Earnings Per Share guidance even in dollar terms, not in rupee terms, a little bit more where you have been slightly more conservative. Is there more confidence in the top line, than in the bottom line today?

Kris Gopalakrishnan

No, it is not that. It is about investing for the future. This is the quarter in which we gave a significant compensation increase and over the year of course, on the pyramid broadens from the bottom and some of that will get muted out but this is the quarter we gave one of the best increases in the industry. We have invested significant amount of money, about $16 mn on visas again as an investment for the future. We have recruited more number of people. We are accelerating the recruitment in the next 3 quarters. Instead of 30,000 people we are saying 36,000 people are going to be recruited for the year. So we are actually preparing ourselves for a growth in the future and that requires investment. That is the reason why there is an impact on the margin at this point, of course there is a currency impact also.

Udayan

Bala, is that consistent with what we will see for the next three quarters of the year, where you need to ramp up investments because of high demand and in the near term that might lead to some tempering of margins?

V. Balakrishnan

That is a biggest challenge for us because on the one side we are seeing tremendous volume growth, there is tremendous demand across customers, across geography, across verticals. So we have to make the investments. Even in the first quarter, we invested around $16 mn in visa, that is 1% of revenues and we are adding more people. Earlier we said 30,000 people now we are going to hire 36,000 people. So we are making all the right investments making sure that we do not miss any growth. At the same time we have to watch out the macro indicators and all the large economies where we operate. So that is a challenge. But we are making all the right investments. Of course the margin will look impacted for the full year but if the growth comes, we are much better prepared to take the growth than anybody else.

Udayan

In a sense is there a little bit of a trade off there?

V. Balakrishnan

There is no trade off. You make the investment and we believe that demand environment is extremely good and if it continues, we are better prepared to take the growth.

Udayan

Shibu, the wrinkle in the number is Europe clearly. You’ve seen strong growth in US in verticals like BFSI but even in constant currency terms, Europe is down for the quarter. Are there problems cropping up there?

S. D. Shibulal

If you look at US, US has gone ahead of the recession and the clients whom we have, they have decided to invest in the future. We are yet to see that in Europe. In Europe, there are still concerns, local concerns as well as the tail effect of the previous recession. Of course, Europe entered the recession late and we believe it will also come out late. At the same time, we are investing in Europe. We have recruited country mangers in Germany and France. We are recruiting locally, staff in Germany and France. UK is a growth area for us, so we believe that Europe will add behind US for the next may be another quarter or two.

Udayan

Just a quarter or two because that is important, Europe is more than a fifth of your revenues, so it is not insignificant?

S. D. Shibulal

That is true, but some of the impact which you are seeing this quarter is also related to currency. So you also have the currency impact to deal with. See aspirationally Europe is very important for us. We expect that Europe will be eventually about one-third of our business in the long run. At the same time we expect some challenges in the medium-term.

Udayan

Can you explain, there is some issue with one client. Apparently some renegotiation has happened on offshore rates with one client. Is that true? Have there been some renegotiations?

S. D. Shibulal

Actually, our pricing is stable at this point. We are seeing occasional negotiations both upward and downward which is part of our regular business. We are not seeing any unusual activity as far as negotiations are going on at this point. Our blended revenue productivity has come down this quarter. On-site it has gone up by 1.1%, blended has come down by 1.6%, which we believe is a tail effect of some of the re-negotiations which we did last year. So irrespective of one client, our pricing we believe it stable at this point.

Udayan

Kris, how much of a speed breaker do you expect Europe to be during fiscal year 2011 because on the other geographies you are moving fast?

Kris Gopalakrishnan

See the impact of Europe is actually less. Even if you look at this quarter, Europe sequentially declined very slightly but overall the volume growth has been pretty good. That says that we have been able to actually take advantageous growth in other areas and cover up for the slowness which we are seeing in Europe. As we invest in Europe, we are confident that Europe will also start growing. In some economies, the growth will come from existing clients growing faster. If you look at this quarter, the top 10 clients grew significantly more than the average growth of the company 6.6% (reported basis). In Europe in the immediate term, the growth will come from acquiring new clients and that requires investment which we are making.

Udayan

Bala, margins have come off 250 bps in this current quarter. The wage part was expected. Is there some unexpected pressure on pricing, which you are expecting going forward?

V. Balakrishnan

No, if you look at the first quarter the operating margin came down by around 1.8%. Wage impact was around 300 basis points and we had the utilization going up and it positively impacted the margin by around 200 basis points. Rest of the 1% point was mainly the currency because if you look at the average rupee dollar rate, it was 45.91 last quarter. It is 45.58 this quarter (and cross-currency impact). So I think in this quarter in spite of making all the right investments, adding more people, investing $ 16 mn in visa, we had predicted 250 basis points drop in margins but it dropped only by 1.8%. So we have done well. Going forward, for the next three quarters we are making all the investments. We are hiring more people, probably the utilization could come down and average-to-average, rupee also will appreciate for the year because last year we had seen the rupee going to 52. So full year, there is more impact of currency on our operating margin. At the net margin level there is an impact of 1% of revenue because of taxes since last year 70% of our revenues were taxed, this year it is going to be 80% because most of the units are out of the tax holiday. So tax also went up by 1%. Net-net what we are saying is there is no downside to margin because we have made all the right investments. If the growth comes better than what we expect, probably there will be an upside.

Udayan

But you are not building in any additional issues because of pricing. You expect still it to be in that 1% + 1% - range?

V. Balakrishnan

The pricing investment has stabilized. We are not seeing any drop in prices now. Whatever you are seeing in the number is a tail effect of whatever we did last year. We have to see how long it is going to last. But pricing environment is stable. We are not seeing any large client coming in and asking for any price reduction. It is a stable environment

Udayan

Shibu, Any client specific issues without mentioning names because all of us know that some of your large clients in the oil and gas space are going through a tough time. You are a diversified company but do you expect any issues to crop up with any of your large clients?

S.D. Shibulal

No, at this point we are not seeing any client specific issues. In fact energy and utilities is doing very well for us. Even as a segment they are doing very well for us. At this point there is no client-specific issue. If you look at all our offerings, we have offerings in transformation, in operation, in innovation, all of them are doing very well and if you look at the segments, as I said many of them are doing extremely well. So there are no specific issues.

Udayan

Kris, the one issue, which aside of Europe, which is if I can call it a wrinkle, is attrition. Last quarter was high, this quarter is higher. You have raised wages in the current quarter, but do you expect more wage inflation, given fairly significant levels of attrition you are seeing?

Kris Gopalakrishnan

See attrition is a function of overall growth of the Indian economy and growth in the industry. I think we came off a very low growth period. Last year we grew 3%. The investment into people is picking up now and we expect attrition to come down throughout the year hopefully. But we are preparing ourselves to ramp up recruitment so that if there is a need to compensate for that, we can compensate. Yes, it is a function of the increased growth we see in the industry as well as the overall economy. Now we are losing people not just to the IT industry, we are losing people to other industries also at this point- retail, telecom, banking etc. In this quarter there is also a function of higher studies which is impacting attrition, about 900 odd people have gone for higher studies this quarter. That is also part of the reason.

Udayan

Is it consistent with previous periods where demand was just beginning to pick up after the lull, did you see similar levels of attrition?

Kris Gopalakrishnan

Yes, attrition had gone down in the last two years because growth rates had come down. When it picked up, you need to understand that Infosys is the only company which was continuing to recruit, train and get people ready for production and that is again a factor here. But we have given one of the best increases in the industry. We are committed to our employees, committed to making sure that we retain our employees and we will see how attrition goes during the year. We are increasing the recruitment numbers because of the growth as well as to compensate for some attrition.

Udayan

Bala, any additional margin challenges from the wage inflation front because of higher attrition and related issues from the HR side?

V. Balakrishnan

Attrition is not a new phenomenon. Whenever the industry comes out of a downturn, you see increased attrition for all the players, whether it is global players or offshore players, Everybody is seeing an increase in attrition. We had increased the wages substantially. In fact we increased by 22-23% over the last 6-8 months and it is one of the largest wage increase given by any player in the offshore market. So attrition is something you have to watch out, but it is not a concerning factor. We are comfortable with that. What you have to worry about is the currency. Currency movements are drastic. We are seeing cross currency moving by 8-10% each quarter. I was telling Kris jokingly that we should look at buying octopus ‘Paul’ which can predict the currency. That is one factor which you have to watch out. Otherwise margin-wise we are comfortable.

Udayan

You will need eight hands though because you have to deal with eight currencies, the octopus will have to touch many things.

V. Balakrishnan

We have multiple currencies now.

Udayan

Shibu, you have got to 7% volume growth already. Do you see, given the demand environment you being able to improve on that and more importantly can you ramp up your back end to be able to deliver on that kind of demand?

S.D. Shibulal

First of all, we can ramp up our back-end to deliver our guidance. As we see today, this quarter we have increased our guidance to 19 - 21%. That is a reflection of what we are seeing in the market and our back-end is actually gearing up to do that. This quarter alone we are recruiting 14,000 people. For the year, we have increased the number from 30,000 to 36,000. At this point in time, the back-end is fully geared to deliver the guidance. Now, as an organization, we have always taken up the challenge when there is an opportunity. If we see an opportunity in the market to grow faster, our organization will take it up. We have done all the right investments. Last year when nobody was recruiting, we recruited, we trained those people, they are in the training, they are in the system. We have enormous amount of leadership in place, so we are fully capable of taking up any opportunity.

Udayan

Just want to ask you about a few verticals; which did not grow as fast as our lead vertical BFSI - telecom, BPO and even manufacturing, it grew but was more sluggish?

S.D. Shibulal

Manufacturing has quite a lot of dependency on Europe. Telecom has dependency on Europe as well as on currency. BPO also is a currency issue but we are seeing overall growth. There are no client specific issues in any of these verticals. As I said, in US what we are seeing is that Banking and Capital Market segment is going ahead of the curve in investment. Retail is really investing into the new paradigm of digital consumer and that is driving growth. Energy and Utilities is going through a major shift in making those organizations much more simple, standard, smarter organizations. So we are reaping benefits of the investment we made in these areas over the last year and that is reflecting in the growth.

Udayan

Kris, typically how long does this investment phase as you called it last; where you need to ramp up. Like you started the year with 30,000, now you are saying 36,000 in terms of hiring. How long does this process of transition change where you actually adjust internally to a higher demand environment?

Kris Gopalakrishnan

Actually, higher growth will solve all the problems because we are investing for higher growth. If you look at last 3 quarters, our actual numbers were significantly higher than our guidance. Now I am not saying that is what is projected for the future but we are preparing ourselves. Where will the bottleneck come now? We are in a supply-constrained environment. We have to ramp up on supply, we have to make sure that we invest in all the related areas like visas etc. We are preparing ourselves. It is rather tactical rather than strategic. The strategic investment we are making is in the solutions, in the positioning, the brand, the value we deliver to our clients etc. whereas this is a tactical investment we are making. In that sense if growth is better, as Bala said, then the impact will be minimal.

Udayan

Do you remember the last time you were reporting 10% plus volume growth quarter-on-quarter?

S.D. Shibulal

The last time we were close to this kind of growth was in 2008.

Udayan

That was 7%, now I am talking about 10%. When was the last time you had 10%?

V. Balakrishnan

2002-2003 (Editor comments – Volume growth was 11.2% in Q2 07)

Udayan

After that you have not seen 10%? What was the highest quarter-on-quarter sequential volume growth that you have seen in the last five years?

V. Balakrishnan

It has been more than 10% (Q2 07)

Udayan

Do you think you are headed to that kind of environment Shibu, where Kris used the word supply constrained, which means ‘demand unlimited’?

S.D. Shibulal

We are definitely headed to19%-21%.

Udayan

I am talking about volume growth, you are talking about revenue guidance?

S.D. Shibulal

In a way it reflects the volume growth, right? If the pricing is stable, the volume growth and the revenue growth has to match for most part.

Kris Gopalakrishnan

The challenge going forward will be our ability to confidently forecast next year and the year after because the lead times are large, the size is large, the ability to react within a quarter to an opportunity, will be limited based on our ability to service that demand and as you said , can you service that? So we are preparing ourselves and we will have to see how it will play out going forward, can we project this forward etc.? We will have to see.

Udayan

Some of the recent data from the United States has been a little sticky Kris, but there the numbers are strong for you. Do you think they have come out of the woods?

Kris Gopalakrishnan

The businesses are actually feeling better, doing better, the profits have gone up, their cash position is better, they are investing in future, investing in offshore. That is helping us at this point. Our investments are in articulating the value proposition which we bring to the table, in articulating what drives change for them, where do they get growth? They get growth when they look at Emerging Markets, if they look at how consumer behavior is changing, how they can take advantage of issues related to Sustainability and those are the things which we are investing and we are taking to our customers.

Udayan

Bala, when you started the year with a guidance for the full year, you had given a margin assumption, has that changed at all either way at the end of the first quarter?

V. Balakrishnan

On operating margin, we said earlier for the full year it could decline by around 150 basis points. We are maintaining that.

Udayan

Shibu, last word with you. Do you think Europe might throw any kind of surprises in this kind of a demand environment for you through fiscal year 2011 and going in to fiscal year 2012, that seems the only risk to your volume upside?

S.D. Shibulal

See, the countries which are going through struggle, our percentage of business is very low, less than 1%. We are investing in Europe; in Germany and France. We are seeing growth there and we believe as we have counterbalanced in Q1, any kind of marginal changes we can counterbalance because we have a very wide portfolio of clients, 500 plus clients across the globe, so it can be balanced. Any drastic change let us say a Euro collapse, I do not think it will happen, any drastic change, we will have to look at it at that point in time, but any marginal changes, any changes in the narrow band to Europe, we will be able to handle.

Udayan

When was the last time you spoke to the CTO of BP? In the last one month, have you had a word with him?

S.D. Shibulal

BP is one of our very good clients. See one thing which we do, when clients are going through struggle we actually get closer to them. Prasad who heads our Energy and Utilities talks much more frequently with BP than before, over the last one year.

Udayan

Is Prasad feeling okay over the last three weeks?

S.D. Shibulal

Prasad so far has been feeling okay.

Udayan

More members of the Infosys top team with me now, Ashok, BG, Swami and Pravin joining to talk about the respective verticals and geographies they look at. Good morning to all of you. Ashok you are the star of the quarter. Scorching pace for BFSI, largely U.S. driven or did you get contributions, even from Europe in BFSI?

Ashok Vemuri

It is predominantly U.S. driven and predominantly existing client base. Out of the 38 new clients that we added this quarter, 13 of them are from BFSI and from both sides of the Atlantic. Clearly there is traction that’s building up albeit slowly as compared to the U.S., in Europe and predominantly in the U.K. financial services space.

Udayan

Is it largely volume led or you have seen any kind of pricing uptake, given that demand is strong for the last couple of quarters?

Ashok Vemuri

Whenever the business is mostly commodity, it is very difficult to actually demand a price increase. But what we have actually seen is that most of our solution-led services or solution-led deals are actually commanding a little uptake in pricing. We are obviously doing a lot of work in the operational efficiency space, in the risk and compliance space, M&A space is continuing to grow and in fact, it’s actually picking up speed, data management is finding a lot of traction and we are breaking new ground like the entire customer experience space whether it is convergence, mobility, multi-channel delivery, convergence of retail practices, telecom practices and financial services where we have a bit of a unique advantage, we have capabilities across all these three; there we are actually seeing a lot more traction breaking new ground.

Udayan

Would ‘momentum’ be too strong a word to use for your neck of the woods?

Ashok Vemuri

Well I think it’s a bit too early to call that. I think we are seeing good traction at this point of time. I am not yet ready to call it ‘momentum’. I don’t think it’s all of a ‘dead cat bounce’ but I would be a little more cautious when calling it a full momentum.

Udayan

Have you been in the stock market, where to do you learn these terms?

Ashok Vemuri

From you (laughter…..)

Udayan

BG, cannot call European performance a rock-star performance, it has been subdued even in constant currency. Are you worried?

B.G. Srinivas

For the short-term, we had envisaged the fact that it is going to be slow and sluggish. But in terms of our clients businesses, that situation looks stable and if you look at the interactions we have had both in U.K. as well as in the Continent across verticals, there is no visible signs of any kind of slowdown on the clients’ action or their investments. That is giving us confidence. While of course, there is lot of noise in the markets, there is a lot of anxiety about the debt situation in Europe but the fundamentals of businesses look to be sound as of now. That is giving us hope. We added 5 clients in Europe last quarter. In terms of verticals - Financial Services in U.K., we are seeing pipeline; Retail space in U.K. there is pipeline; Manufacturing, pharma, insurance in the continent, there is pipeline. So that is giving us hope and in the next 1-2 quarters we should start seeing an upside.

Udayan

Is that how long you seriously think it will take, just one to two quarters given the macro environment then or could it take longer?

B.G. Srinivas

My estimate is about one to two quarters because like I said the businesses are not necessarily withdrawing their funds. The investment is there, the budgets are signed off, discussions are happening, the pipeline discussions is still on, nothing has been stalled, no projects have been called off. So the visible signs on the ground do not give us any indication to lose confidence. We continue to invest in Europe. While in France and Germany there is significant recovery from the country perspective, from an outsourcing perspective they are definitely slow markets. But we know in the long-term and medium –term, the traction will pick up. In fact, we won significant large transformation deal in France, two small deals in Germany, these are early signs. The recovery in those two markets will be slow. In U.K, the pace of recovery will accelerate as some of the pipeline deals in financial services and retail close.

Udayan

Yes, renegotiation of offshore rate for one client, is that a European client?

B.G. Srinivas

I don’t think so. No. We have not had any significant pricing pressures in Europe across sectors. Pricing, I would say in Europe is relatively stable.

Udayan

Swamy what is going on with BPO? The reported numbers do not look great for the current quarter but there is a currency element out there. Can you just give us the numbers stripped of currency adjustments?

Swaminathan S.

Sure, of course, the quarter-on-quarter growth is a bit muted at about a negative 3%.

Udayan

On the constant currency?

Swaminathan S.

On the constant currency, it would be -1.4%. But historically Q1 has always been a lower quarter compared to Q4 because Q4 obviously has catch-up revenues, higher transition revenues. But having said that, w have added around 5 more clients in Quarter 1. Our acquisition in the earlier quarter (McCamish) has started significantly contributing to the revenues of the firm.

Udayan

There is no integration issue there?

Swaminathan S.

No, I think it is going on fairly smoothly. In fact, we have started using a platform outside of the U.S. We probably will announce the first win very soon in Europe. That is going on well and I do think that looking at the pipeline, looking at the conversations, looking at the traction that we are seeing, we still are being able to start adding value to clients both from an operations from a business standpoint and from a transformational standpoint. The composition of revenues itself from a very transactional kind of revenues that we have seen in the previous years, we are seeing more of the transformational revenues. Today, it is accounting for about 20-22% of our overall revenues. That is a good sign. Moving forward, I do think what I said last quarter, I think about 15-20% range would really be the growth in this fiscal compared to the last fiscal.

Udayan

Is pricing still sticky in the BPO market?

Swaminathan S.

Oh yes, I am not seeing an uptick in pricing particularly for the commoditized transaction type of services. Clearly with our focus on knowledge services, sourcing and procurement, strategic sourcing, some of the higher-end value added services is taking the pricing up. There is always a pressure for commoditized kind of products and services

Udayan

Retail had a good quarter, 7.5% sequentially in constant currency. Where did the gains come from?

Pravin Rao

Typically, clients are investing in 2-3 areas where we are seeing benefits. One of the areas where retailers and CPG companies are investing is in understanding the consumer behavior. So consumer behavior is actually changing, they are becoming more digital, becoming more value-conscious, nutrition-conscious, sustainability aware and so on. There is lot of demand in terms of real-time analytics, business intelligence and mobility. We have a couple of solutions in this space and we are able to leverage benefits. The second area of investment is around beefing up their online presence. Online is growing at a much more rapid pace that the in-store sales and today about 70% of the consumers look online before they make their purchasing decision. So retailers are beefing up their online presence. We have more than half a dozen implementations around digital commerce, digital marketing and so on. The third area where we are seeing lot of traction is around ERP implementations where clients are trying to leverage their existing investments in the ERP packages. They are trying to standardize and simplify their offerings. Last year we have had about 7 or 8 transformation wins in this space and early this year we have had a couple of wins and we have a very strong pipeline. These are the 3 areas where we are seeing a lot of traction. We have made a lot of investments in these areas. We have solutions in these areas and we are able to get the benefit out of it.

Udayan

Ashok we have heard some mixed data from the US in the last few weeks in terms of macro data. People are apprehensive that may be growth will start leveling off in the second half. Are you apprehensive? Do you sense any apprehension from your key spenders, key clients at all on purely US part of the business for the second half?

Ashok Vemuri

I think the macroeconomic data from the US is fairly mixed. I think a lot of the data we have to internalize will be the new reality. 10% unemployment is something here to stay. If you do make comparisons with where it was couple of year ago then it would be a very incorrect conclusion that you would end up drawing. So yes it is a mixed bag. Consumer confidence is a little low, CEO confidence is middling. Data is actually fairly mixed but for the commentary from our clients continues to indicate that there will be, as Kris pointed out earlier, continuous investments in offshoring and I think technology spend is not going away. If you look at across the sectors, the regulated industries whether it is healthcare, utility sector or the financial services sector, are going to find through government intervention. Even though the TARP money or the stimulus money itself may have gone away, these are the areas that will continue to see investments in. So it is a mixed bag. That is why I said we are not yet calling it a full momentum kind of a thing. We will watch this space but the opportunities for us are expanding because our footprint is going up and we are getting into spaces that we have never been in before, whether it is from a vertical perspective or from technology perspective or just from a segmentation perspective.

Udayan

The other joker in the pack for your clients is the financial reform or regulation bill out there. We do not know what shape it will take eventually but could it have any kind of restrictive implications for some of your key spenders?

Ashok Vemuri

Well it could have but it is very difficult to actually quantify at this point of time what that would be. We have discussed this with our clients and we do not necessarily hear a very clearly, articulated commentary from them either. What we are seeing is spend preparing for a regulatory perspective whether it is on the Capital Adequacy front or whether it is in terms of regulations for credit cards or reporting or consumer channel. We are seeing a lot of technology and process related investments that are coming in. Unlike in the past when people used to actually wait for the regulation to come and then start investing, we are seeing technology investments happening right away in preparation for what is going to come. There is a little leeway here in terms of where the dollars are being spent in the appropriate places but they are being spend which is good news for us.

Udayan

BG, I was just talking to Shibu about BP and he was saying that Prasad is spending increasingly more time interacting with the CTO of BP. It is all out in the open that they are going through a tough phase. Do you expect it to have any implication for you because BP is big not only for you but for a whole lot of large players.

B.G. Srinivas

As of now we do not see that. In fact they are putting more effort on reports. Near term-to-medium term, I do not see any impact as of now because their operational expenses are not being cut.

Udayan

There is no talk of that that we need to tighten our belt.

B.G. Srinivas

Not as of now. Of course we are closely interacting with them but we do not see any signs as of now.

Udayan

Have you seen in the past when clients go through such a difficult phase, do they typically try to cut down on business or to negotiate on prices. What is the general reaction?

B.G. Srinivas

See, in most cases clients too look into their spending and more impact would be on the discretionary spending. That has been the case in the past, even in the last 15 to 18 months and that has happened across sectors, more so in the manufacturing sector. That apart, business as usual continues because organization has to continue to sustain the existing business process and systems. So on the discretionary part, there will be some impact but if you look at the percentage unlike the financial services, the spending in IT as a percentage of revenue is 1%-1.5%. It will not really assuage any kind of pain they are going through. That is something we are not seeing stop as of now.

Udayan

What about the large European client in telecom? How is that coming along?

B.G. Srinivas

If you look in the last 3-4 quarters, the percentage of business has reduced but otherwise things are relatively stable as of now. We do not see any cause to worry. Business continues with them. We do not want to specifically comment on a specific client but if you look at the telco sector per se in UK, we are seeing traction in the wireless service providers. Also in the Continent in the Benelux region, their are opportunities in the telco sector and they are sizable opportunities.

Udayan

So you are saying that it is not as if the European environment is one where people are frozen in fear because that is the fear for a lot of investors, that they get frozen because of the environment and that typically cannot be good news for you.

B.G. Srinivas

That is true as far as the markets are concerned, the macroeconomics yes but the businesses have started to recover and that recovery has not slowed down. That is where we would get impacted if our client’s businesses start to falter. That is not happening. As long as that continues and of course to some degree the currency movement are helping clients who are in exports. In the automotive sector, most of the businesses at least in the Continent, continue to benefit from the current situation. If that continues, we do not see any cause to worry.

Udayan

Good morning. Mohan attrition for the second quarter is very high. What are your observations on that?

TV Mohandas Pai

I think attrition is high for many reasons. 1) People have started hiring madly in the market place because many that companies did not keep a bench and did not hire earlier, suddenly saw the business going up so they started hiring and that created a churn in the market place. The captives started hiring back again. I think that is getting a churn. 2) This is the season for people to go for higher education 3) People are now shopping down from more promotions and more salary hikes because when people feel the industry is not going to grow at the same pace, some of them start thinking that it is better to go somewhere else. But we have taken many steps. First, we gave a very good compensation hike especially at the levels where we felt that the attrition was the highest. Typically attrition is the highest in the 3-6 years’ time experience band and that is because people are restless, they worked for about couple of years and that is one of the most valuable band and we gave the highest compensation hike. Promotions were opened up because of the growth. People’s view that promotion will be less will be delayed because the growth opportunities are there and promotions are very large. I think in July we will see increased attrition, August-September it should come down because we will pass the college season. In fact June has been a good month for us. Attrition has come down. We are also increasing hiring. We are going to hire 36,000 people this year from 30,000 people. We will take the war into the enemy’s camp. We are going to hire a lot more laterals. The next 3 quarters will be exciting time for the industry.

Udayan

Could there be some wage implications Mohan? You have already taken wage hike in the current quarter, for the remaining part of the year could there be more wage inflation?

TV Mohandas Pai

I do not think so because wages are very competitive. Even when we hire people from outside, what we give and what we have as an average is very competitive. Further wage increases might not happen. But what will happen for the rest of the industry is that people who have not given a wage hike and a good wage hike, people have are not promoted, those people I think will be hit because lateral hiring is going up. We are already seeing up the numbers from 30,000 to 36,000 and the extra 6,000 is going to be lateral hiring because there are no freshers any more. The college season is over and you are going to get them only next year. There is going to be much more churn. But I think now this is a season where all of us have to be careful.

Udayan

A bit of a war for talent going on among mid-management level across some of your top IT companies?

TV Mohandas Pai

I think so. I think there is a war for talent. No doubt. Especially for talent for growth and for specialization. Last year was all about specialization. This year is about growth and I think even next year if the industry looks good, there will be a lot more hiring. But I think as an industry, people must look at certain practices. For example, I would say that anybody who has changed 3 jobs in 5 years should be a strictly no-no. We are enforcing things like this because it takes you 2 to 3 years to contribute to a corporation. There is no point hiring somebody who has changed 3 jobs in 5 years because you know the person is not going to stay with you for more than 1.5-2 years and that’s the track record. So I think we got to send the message out to the industry that we reward loyalty, we want the people to stay at least for a minimum period because they need to add value to themselves and the corporation where they work and I think if all of us send those kind of messages, I think there will be some more increased stability. But till then we got to watch out.

Udayan

Subhash, could that impact delivery at all, the fact that demand growth has picked up and you now need to get your back-end order by ramping up hiring in a significant way? Is delivery okay so far?

Subhash Dhar

Yes, I think the utilization levels have gone up, so that puts some strain on delivery but I think we have been able to manage. If you recall as we got into this upturn, we went in with one of the highest benches because we kept hiring through the downturn as well while we kept the margins where we wanted it to be. So we are enjoying the fruits of that. In terms of relative industry position, I think we are doing better than others when it comes to managing our utilization, but yes, it does put some strain on utilization and therefore delivery. But I think that is where the processes and other things kick in and more governance and oversight kick in.

Udayan

I was just talking to BG about telecom and particularly in Europe, how is that vertical doing, it is still sluggish quarter-on-quarter?

Subhash Dhar

Actually, the currency is doing worse than the vertical (laughter….). We did see the decline I think it is about a 1% decline constant currency for us. I think it is very instructive to see how this industry works in long investment cycles. I think quarter-on-quarter is probably not the right way to look at this industry. It goes through network investments, systems investments, products, then network again and so on. We have started seeing the network investments over the last two quarters happening in the United States and some parts of Europe. That will lead to systems investments down the road. We are absolutely confident about that. We are also seeing an uptick on the wireless side for the first time. I think last quarter was the first time when we saw significant movement in that segment of the industry. Up until now, it is the wire-line players who have been driving the revenue growth. So we are very optimistic about the future. We have to just watch the cycles a little longer term than quarter-on-quarter.

Udayan

Kakal, what about Infosys Consulting? Can you give us an update?

Chandra Shekar Kakal

Yes, Consulting and Package Implementation together constitutes about 25% of the revenue. The near-term outlook is very good for Consulting and Package Implementation together. Medium-term is also looking good. Long-term, we do not know because it depends on a lot of other factors. Consulting has been adding value in most of the large transformational programs that we are doing. Good news is that the transformation programs that we have won in the last 12 to 18 months have started rolling out now. The first roll out in the geography of Europe or America or the Asia-Pacific would have happened and now ramping up is happening in other geographies very well. Customers are appreciating the delivery that we are doing in these transformation programs because it helps them to really get their backbone in place for getting the global view of their own business. They are looking at making their organizations agile, smarter, standardized, prioritized and simplified through the ERP implementation. Consulting is adding a lot more value in that space.

Udayan

What is the pricing reality in the Package Implementation business because we have heard that this quarter there has been some renegotiations on offshore rates on a particular client, are you witnessing any stickiness in Package Implementation?

Chandra Shekar Kakal

Package Implementation pricing is also stable. We are not seeing any major churn happening. We are looking at some kind of an uptick happening in the Package Implementation space going forward based on the demand and supply situation. But right now there is no cause for concern on this pricing in Package Implementation.

Udayan

Mohan, utilization levels how significantly will they move in the next couple of quarters?

TV Mohandas Pai

Right now utilization excluding trainees is about 79%. The highest has been some 81% to 82%. I think high utilization will drive productivity. In any organization you will always have some slack because of the utilization levels in IT company. I think in the high growth environment you have to remove the slack, increase productivity. We have seen increase in productivity and I think people working under pressure have a different connotation from people working without pressure. Productivity will go up. People will make more use of the time. We have seen that wherever we have been stretched, wherever the pressure are seen on us in terms of utilization we have delivered and we have done very well. So I think the sort of a way having a pressure of this sort is good because everybody starts focusing on business, everybody starts focusing on growth and everybody is very energetic and they are very busy, they have no time for anything else. That is good news. So I think we still have a couple of percentage points to go up. But now the hiring has started, people are coming in. We are seeing large numbers coming in this quarter from the lateral pool and we are seeing fair number of people who have been trained coming to delivery. I think we are going to see a lot more people joining delivery this quarter than the previous quarter.

Udayan

Because the hirings are lateral, you do not think it should have any kind of drag on utilization?

TV Mohandas Pai

No. We have planned it out very well. Because you are hiring laterals, there is business going up and laterals are joining us in different points of time. Even the utilization comes down to 76%-77% that is okay because you will have capacity. In fact, in the first quarter there have been many clients who wanted us to do much more. The demand is there because there has been a spurt in demand. Now what clients expect you to do is to be ready to say, “Okay, take up this work. Start delivering from tomorrow.” They want an instant response. They come to you because they see you as a big company who can meet the requirements in a very, very short period of time and that’s their expectation. So you need to have people ready at all points of time. When utilization goes up and attrition is higher, that becomes a challenge. So it is good to have utilization at 76%-77%.

Udayan

What’s been the past experience in these kinds of times of transition when demand is picking up because analysts tend to worry about things like higher attrition, what pressure it has on margins in the near-term? But would you rather have it this way that there is pressure on attrition, there is pressure on wage inflation because the basic thing there is high demand in the system after two years?

TV Mohandas Pai

Well I would personally like it this way, because to me the important thing is everybody should be busy in scampering and trying to get things together, running on for business and delivery. The moment things become slack and people have more time, then you have other issues coming in. Now all the senior managements are talking to the people, communication has improved, they have talked, they walked the aisles and met them and there is a greater degree of camaraderie because they see that they want to retain people, right, and that is the right thing to do. All senior managers want the people and they want to talk to them. Earlier two years back, maybe when the demand was not so good, people did not communicate enough and that led to negative repercussions. Now when demand is higher, you talk to your people. If somebody wants to leave, you persuade them not to go. In fact, you would be surprised to know that about 250 people who had put in their resignation withdrew the resignation in June. About 2,000 people have applied because we ran the ad ‘Once an Infoscion, always an Infoscion’. We have an alumni population of 85,000 people. Can you believe Udayan? I do not want to say that it is necessarily a good thing. But all I am going to say is that we are a large company which has created an ecosystem. We do not want to lose our people. We want our people to stay here and build a good career. But at the same time, having pressure on the system I think is very good. It brings out the best in people.

Udayan

Subhash, how are your verticals doing? Media, Communications, etc.,

Subhash Dhar

Media and Communications are doing relatively better than I would say the core telecom. However, being a smaller spending sub-segment, they do not move the needle as much as the telecom majors do. I think there is also a whole convergence going on between media, entertainment and telecom, which is a sweet spot that we end up playing in. We are seeing our IT and BPO services going together in most of our deals now because it’s not just about the technology solution, but also the process which runs on top of it. So I think several of our strategies are coming together. You heard the digital consumer strategy from Pravin. I think the retail, banking and telecom nexus is becoming very powerful given that most of the contracts with your consumer and with your employees and so on are moving online and digital. So these are very interesting times for the whole convergence piece.

Udayan

Thanks, gentlemen, very much for your time.